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                                                                    Exhibit 99.3

                              ACORN PRODUCTS, INC.
                          390 WEST NATIONWIDE BOULEVARD
                              COLUMBUS, OHIO 43215

                                                               November 22, 2002


Dear Holder of Record of Rights:

         Enclosed are a prospectus and other materials relating to the rights offering (the "Rights Offering") by Acorn Products, Inc., a Delaware corporation (the "Company"), to all holders of record of the Company's common stock, $0.01 par value, as of November 21, 2002. If your shares are held in your name, a Rights Certificate is also enclosed. If your shares are otherwise held in the name of your bank or broker, you must contact your bank or broker if you wish to participate in this offering.

         Please carefully review the prospectus which describes how you can participate in the Rights Offering. You will be able to exercise your rights to purchase shares of Acorn's common stock only during a limited period. You will find a description of the rights offering beginning on page 22 of the prospectus. You should also refer to the detailed instructions for use of Acorn's Rights Certificates included in this letter. The exercise of subscription rights is irrevocable.

Summary of the terms of the Rights Offering:

         - You will receive 1,000 non-transferable rights for every 100 shares of Acorn common stock you own, or are deemed to own, on November 21, 2002. For example, if you held of record 111 shares of our common stock as of the close of business on November 21, 2002, you have the right to purchase 1.11 x 1,000 shares of our common stock in the rights offering.

         - You may purchase one share of common for each right you receive at the subscription price of $5.00 per share.

         - The rights offering expires at 5:00 p.m., New York City time, on December 23, 2002. If you do not exercise your subscription rights before that time, they will expire and will not be exercisable for shares.

         If you do not exercise your rights, your ownership in Acorn Products, Inc. may be diluted. Please see page 14 of the prospectus for a discussion of dilution and other risk factors.

         If you have any questions concerning the rights offering, please feel free to contact the Subscription Agent at (718) 921-8200.

                                                      Sincerely,


                                                     Acorn Products, Inc.